Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—February 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	14.63%	14.63%

Less: Coupon	1.41%	1.40%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.68%	5.68%
Excess Spread:
February-03	6.04%	6.05%
January-03	5.28%	5.30%
December-02	6.64%	6.66%
Three month Average Excess Spread	5.99%	6.00%

Delinquency:
30 to 59 days	1.03%	1.03%
60 to 89 days	0.69%	0.69%
90 + days	1.43%	1.43%
Total	3.15%	3.15%

Payment Rate	8.86%	8.86%